Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

March 31, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	March 31,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$11,000	$14,143
Accounts receivable	198,171	212,099
Other receivables	388	414
Prepaid expenses	37,441	31,484
Restricted cash	454	452
Other assets	4,026	1,972
	251,480	260,564

OTHER RECEIVABLES	291	376
FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	9,424	9,200
INTANGIBLES (Note 7)	250,396	257,731
GOODWILL (Note 8)	781,747	774,409
LANDFILL DEVELOPMENT ASSETS	17,318	15,869
DEFERRED FINANCING COSTS	18,427	19,983
CAPITAL ASSETS	780,477	776,058
LANDFILL ASSETS	959,899	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 13)	4,041	3,973
OTHER ASSETS	629	649
	$3,074,129	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$98,922	$115,292
Accrued charges (Note 9)	105,164	124,496
Dividends payable	16,386	14,540
Income taxes payable	3,657	10,693
Deferred revenues	18,274	17,645
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs (Note 10)	8,983	9,468
Other liabilities	3,474	3,484
	256,360	297,118

LONG-TERM DEBT	1,351,974	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	95,406	92,034
OTHER LIABILITIES	7,352	7,484
DEFERRED INCOME TAXES	81,842	76,234
	1,792,934	1,784,463

SHAREHOLDERS’ EQUITY (Note 11)
Common shares (authorized - unlimited, issued and outstanding - 116,685,167 (December 31, 2011 - 118,040,683))	1,802,285	1,824,231
Restricted shares (issued and outstanding - 252,150 (December 31, 2011 - 252,150))	(5,353)	(5,353)
Additional paid in capital	3,375	2,789
Accumulated deficit	(467,961)	(466,775)
Accumulated other comprehensive loss	(51,151)	(61,751)
Total shareholders’ equity	1,281,195	1,293,141
	$3,074,129	$3,077,604

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended March 31, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended
	2012	2011

REVENUES	$438,275	$422,850
EXPENSES
OPERATING	265,341	246,805
SELLING, GENERAL AND ADMINISTRATION	59,292	58,607
RESTRUCTURING	—	847
AMORTIZATION	63,654	62,819
NET GAIN ON SALE OF CAPITAL ASSETS	(384)	(1,423)
OPERATING INCOME	50,372	55,195
INTEREST ON LONG-TERM DEBT	14,264	16,518
NET FOREIGN EXCHANGE LOSS (GAIN)	7	(3)
NET GAIN ON FINANCIAL INSTRUMENTS (Note 14)	(545)	(1,926)
OTHER EXPENSES	53	186
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	36,593	40,420
INCOME TAX EXPENSE (Note 15)
Current	10,425	11,698
Deferred	4,095	5,620
	14,520	17,318
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	4	4
NET INCOME	22,069	23,098

Foreign currency translation adjustment	9,623	13,974
Derivatives designated as cash flow hedges, net of income tax ($388) (2011 - ($1,835))	721	3,407
Settlement of derivatives designated as cash flow hedges, net of income tax ($137) (2011 - ($132))	256	245
OTHER COMPREHENSIVE INCOME	10,600	17,626
COMPREHENSIVE INCOME	$32,669	$40,724

Net income per weighted average share, basic (Note 11)	$0.19	$0.19
Net income per weighted average share, diluted (Note 11)	$0.19	$0.19
Weighted average number of shares outstanding (thousands), basic (Note 11)	117,887	121,697
Weighted average number of shares outstanding (thousands), diluted (Note 11)	117,887	121,697

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended March 31, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended
	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$22,069	$23,098
Items not affecting cash
Restricted share expense	734	174
Accretion of landfill closure and post-closure costs (Note 10)	1,308	1,269
Amortization of intangibles	12,928	12,164
Amortization of capital assets	33,899	32,449
Amortization of landfill assets	16,827	18,206
Interest on long-term debt (amortization of deferred financing costs)	1,690	1,353
Net gain on sale of capital assets	(384)	(1,423)
Net gain on financial instruments	(545)	(1,926)
Deferred income taxes	4,095	5,620
Net loss from equity accounted investee	4	4
Landfill closure and post-closure expenditures (Note 10)	(1,534)	(1,701)
Changes in non-cash working capital items	(25,743)	(34,633)
Cash generated from operating activities	65,348	54,654
INVESTING
Acquisitions (Note 6)	(6,544)	(12,380)
Restricted cash deposits	(2)	—
Proceeds from other receivables	124	115
Funded landfill post-closure costs	(86)	(98)
Purchase of capital assets	(37,386)	(15,902)
Purchase of landfill assets	(12,705)	(9,507)
Proceeds from the sale of capital assets	719	2,673
Investment in landfill development assets	(2,266)	(622)
Cash utilized in investing activities	(58,146)	(35,721)
FINANCING
Payment of deferred financing costs	(55)	(1,020)
Proceeds from long-term debt	98,941	103,483
Repayment of long-term debt	(65,845)	(84,816)
Proceeds from the exercise of stock options	310	292
Repurchase of common shares (Note 11)	(29,308)	(23,500)
Dividends paid to shareholders	(14,769)	(15,429)
Cash utilized in financing activities	(10,726)	(20,990)
Effect of foreign currency translation on cash and cash equivalents	381	425
NET CASH OUTFLOW	(3,143)	(1,632)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,000	$11,774
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,998	$11,773
Cash equivalents	2	1
	$11,000	$11,774
Cash paid during the period for:
Income taxes	$16,510	$15,043
Interest	$13,844	$16,296

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended March 31, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity

Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141
Net income					22,069		22,069
Dividends					(16,351)		(16,351)
Restricted share expense				734			734
Common shares issued on exercise of stock options	458			(148)			310
Common shares acquired by U.S. long-term incentive plan			(3,505)				(3,505)
Deferred compensation obligation			3,505				3,505
Repurchase of common shares	(22,404)				(6,904)		(29,308)
Foreign currency translation adjustment						9,623	9,623
Derivatives designated as cash flow hedges, net of income tax						721	721
Settlement of derivatives designated as cash flow hedges, net of income tax						256	256

Balance at March 31, 2012	$1,802,285	$(5,353)	$—	$3,375	$(467,961)	$(51,151)	$1,281,195

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net income					23,098		23,098
Dividends					(15,305)		(15,305)
Restricted share expense				174			174
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	510			(218)			292
Common shares acquired by U.S. long-term incentive plan			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(15,428)				(8,072)		(23,500)
Foreign currency translation adjustment						13,974	13,974
Derivatives designated as cash flow hedges, net of income tax						3,407	3,407
Settlement of derivatives designated as cash flow hedges, net of income tax						245	245
Balance at March 31, 2011	$1,863,368	$(1,127)	$—	$3,006	$(189,251)	$(27,016)	$1,648,980

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.   Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and its operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2011.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Notes 4 and 5.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2011 audited consolidated financial statements, except as outlined below and in Note 5 to these financial statements.

Share based compensation

Performance share units (“PSUs”)

PSUs have been issued to certain employees of the Company.  PSU awards are subject to meeting a three year service period and certain three year performance conditions, which include operating cash flow and return on invested capital.  The value of each PSU is based on the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”). The holder of a PSU is entitled to dividends declared or paid over the service period which are added to the value of the award.  Compensation expense is recognized over the service period based on the fair value of the award at each balance sheet date until the date of settlement.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company uses a simulation model to determine the fair value of its PSUs which requires the input of several variables.   Changes in these variables can have a significant impact on the estimated fair value of PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss.  Compensation expense or recovery is based on the change or a portion of the change, depending on the percentage of the requisite service that has been rendered to the reporting date, in the fair value of the PSU for each reporting period.  The Company considers the likelihood of achieving each performance measure and recognizes compensation expense only to the extent that it believes the performance measures will be achieved.  If the Company concludes that it is unlikely that its performance measures will be met, the Company will reverse any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable.  In estimating the fair value of the liability the Company also considers current and historical forfeitures.  PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet.  Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

5.  Changes in Accounting Policies

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For the Company, this guidance was effective January 1, 2012.  This guidance did not have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred this second requirement. The amendments are to be applied retrospectively and are effective for the Company on January 1, 2012.  This guidance did not have a significant impact on the Company’s financial statements.

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance did not have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.  Acquisitions

For the three months ended March 31, 2012, the Company acquired select waste collection assets, including various current assets and liabilities, of three waste management companies, two in the U.S. south and one in Canada, each of which constitutes a business.

For the three months ended March 31, 2011, the Company acquired all of the waste collection assets and certain outstanding shares, including various current assets, of one waste management company in the U.S northeast, which constituted a business.

The Company considers each of these acquisitions “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate.  The allocations of certain current period purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired for certain current period acquisitions, is as follows:

	Three months ended March 31
	2012	2011

Consideration
Cash, including holdbacks (as applicable)	$7,296	$14,358

Net assets acquired
Accounts receivable	307	107
Intangibles (Note 7)	2,090	5,791
Goodwill (Note 8)	1,462	784
Capital assets	3,828	7,676
Accounts payable	(391)	—
Total net assets acquired	$7,296	$14,358

Consideration by segment (including holdbacks (as applicable))
Canada	$1,398	$—
U.S. south	5,898	—
U.S. northeast	—	14,358
Total consideration	$7,296	$14,358

Goodwill recorded by segment
Canada	$339	$—
U.S. south	1,123	—
U.S. northeast	—	784
Total goodwill	$1,462	$784

Goodwill amounting to $1,462 (2011 - $nil) is expected to be deductible for tax purposes.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Aggregate cash consideration

For the three months ended March 31, 2012, aggregate cash consideration paid for tuck-in acquisitions completed in the period amounted to $6,471 (2011 - $12,358), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expense for the three months ended March 31, 2012 and amount to $288 (2011 - $315).

Contingent consideration

Contingent consideration paid in respect of acquisitions consummated prior to January 1, 2009 totaled $73 (2011 - $22) for the three months ended March 31, 2012.

The Company typically holds back a portion of the payment due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $825 as at March 31, 2012 (December 31, 2011 - $8,589).

7.  Intangibles

				March 31, 2012
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$226,093	$136,177	$89,916	$1,355	4.00
Customer lists	206,714	84,601	122,113	1,383	7.50
Non-competition agreements	25,132	16,597	8,535	400	3.50
Transfer station permits	28,714	5,760	22,954	—	—
Trade-names	10,776	3,898	6,878	55	2.00
	$497,429	$247,033	$250,396	$3,193

		December 31, 2011		March 31, 2011
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$221,283	$129,948	$91,335	$—	—
Customer lists	205,324	78,162	127,162	4,963	7.00
Non-competition agreements	24,732	14,903	9,829	578	5.00
Transfer station permits	27,622	5,324	22,298	250	20.00
Trade-names	10,607	3,500	7,107	—	—
	$489,568	$231,837	$257,731	$5,791

Adjustments to the fair value of certain assets acquired in prior period acquisitions resulted in a $1,103 increase to intangible asset additions in the current period.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Estimated remaining intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2012, and thereafter is as follows:

2012	$37,103
2013	45,210
2014	39,943
2015	32,203
2016	28,184
Thereafter	67,753
$250,396

8.  Goodwill

The following tables outline changes to goodwill.

			March 31, 2012
	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$372,596	$350,126	$412,244	$1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
	372,596	350,126	51,687	774,409
Goodwill recognized on acquisitions, during the period	339	1,123	—	1,462
Goodwill recognized in respect of prior period acquisitions, during the period	—	(800)	—	(800)
Foreign currency exchange adjustment, during the period	6,676	—	—	6,676

Balance, end of period
Goodwill	379,611	350,449	412,244	1,142,304
Accumulated impairment loss	—	—	(360,557)	(360,557)
	$379,611	$350,449	$51,687	$781,747

			March 31, 2011
	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868

Goodwill recognized on acquisitions, during the period	—	—	784	784
Goodwill recognized in respect of prior period acquisitions, during the period	—	3,972	(735)	3,237
Foreign currency exchange adjustment, during the period	9,008	—	—	9,008

Balance, end of period
Goodwill	$387,892	$301,049	$405,956	$1,094,897

For the three months ended March 31, 2012, goodwill arising from accrued contingent consideration due to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2011 - $nil).  Adjustments to preliminary fair value allocations resulted in a $873 decrease (2011 - $3,215 increase) to goodwill.

The Company has not disposed of any goodwill for the three months ended March 31, 2012 or in the year ended December 31, 2011.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has not recognized any goodwill impairment charge in the three months ended March 31, 2012.  However, a goodwill impairment charge of $360,557 was recognized for the year ended December 31, 2011.  The impairment charge was recorded to the U.S. northeast reporting unit and reflected continued deteriorating economic conditions and heightened competition for volumes which are constrained in this region.

9.  Accrued Charges

Accrued charges are comprised of the following:

	March 31, 2012	December 31, 2011

Insurance	$28,720	$27,383
Payroll and related costs	18,602	43,334
Franchise and royalty fees	8,025	5,999
Interest	4,249	5,221
Provincial and state sales taxes	6,757	5,738
Acquisition and related costs	4,215	4,308
Environmental surcharges	5,289	7,268
Property taxes	1,522	544
Share based compensation	5,471	3,757
Other	22,314	20,944
	$105,164	$124,496

10.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and the changes to landfill closure and post-closure cost between periods.

March 31, 2012
Fair value of legally restricted assets	$9,424
Undiscounted closure and post-closure costs	$642,552
Credit adjusted risk free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2012	$8,983
2013	13,984
2014	14,968
2015	9,420
2016	8,518
Thereafter	586,679
$642,552

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended March 31
	2012	2011

Landfill closure and post-closure costs, beginning of the year	$101,502	$98,239
Provision for landfill closure and post-closure costs, during the period	3,002	2,663
Accretion of landfill closure and post-closure costs, during the period	1,308	1,269
Landfill closure and post-closure expenditures, during the period	(1,534)	(1,701)
Revisions to estimated cash flows, during the period	(399)	25
Foreign currency translation adjustment, during the period	510	547
	104,389	101,042
Less current portion of landfill closure and post-closure costs	8,983	6,653
Landfill closure and post-closure costs, end of period	$95,406	$94,389

11.  Shareholders’ Equity

Repurchase of common shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase 1,000 of its common shares from the underwriters in the secondary offering, at the same public offering price of $23.50 per share for a total cost of $23,500.  The common shares were cancelled and no longer remain outstanding.

Normal course issuer bid

Effective August 19, 2011, the Company received approval to commence a normal course issuer bid (“NCIB”) to purchase up to 4,000 of the Company’s common shares.  On December 23, 2011, the Company received approval to increase the number of common shares repurchased under the NCIB to 7,500.  Daily purchases are limited to a maximum of 47.833 shares on the TSX.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the three months ended March 31, 2012, 1,375 common shares were purchased and cancelled at a total cost of $29,308.  As of April 26, 2012, an additional 477 common shares have been purchased and settled.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Three months ended March 31, 2012
Balance, beginning of year	$(59,994)	$(1,757)	$(61,751)
Change, during the period	9,623	977	10,600
Balance, end of period	$(50,371)	$(780)	$(51,151)

Three months ended March 31, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the period	13,974	3,652	17,626
Balance, end of period	$(33,500)	$6,484	$(27,016)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and net income attributable to common shareholders and reconciles the weighted average number of shares outstanding at March 31, 2012 and 2011 for the purpose of computing basic and diluted net income per share.

	Three months ended March 31
	2012	2011

Net income attributable to common shareholders	$22,069	$23,098

Weighted average number of shares, basic	117,887	121,697
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	117,887	121,697

Net income per weighted average share, basic	$0.19	$0.19
Net income per weighted average share, diluted	$0.19	$0.19
Issued and outstanding share based options (thousands)	2,486	2,625

12.  Share Based Compensation

PSUs

In March 2012, the Company’s Compensation Committee approved a revised long-term incentive compensation plan for all executive officers and certain employees effective January 1, 2012.  Under the revised plan, PSU payments are awarded at the end of a three year performance period and payment amounts can range from 0% to 150% of the target award subject to the Company’s performance against pre-established performance measures.  Performance measures are recommended by executive management and submitted to the Compensation Committee for approval.  PSU award payments are paid in lump sum cash amounts and are based on the value of the Company’s then current share price at the vesting date, plus the value of any dividends paid or payable over the performance period.  Payments are measured and distributed in the final month of the performance period.

Compensation expenses resulting from fair value changes in PSU’s are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three months ended March 31, 2012 PSU expense totaled $626 (2011 - $nil).  In addition, as of March 31, 2012, unrecognized compensation cost for PSUs totaled $6,193 (2011 - $nil).  At March 31, 2012, $626 is accrued (December 31, 2011 - $nil).

Compensation expense or recovery resulting from fair value changes in share based options are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three months ended March 31, 2012 share based compensation expense amounted to $1,644 (2011 — $5,344).  In addition, as of March 31, 2012, unrecognized compensation cost for share based compensation totaled $nil (December 31, 2011 - $nil).  At March 31, 2012, $5,471 (December 31, 2011 - $3,757) is accrued.

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three months ended March 31, 2012 restricted share expense amounted to $734 (2011 - $174).

13.  Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease approximates 320 Canadian dollars (“C$”) annually.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

The Company’s fifty percent ownership interest in its equity investee is with a related party.  The remaining fifty percent is owned by two trusts.  The brother of one of the Company’s directors serves as a trustee for both trusts and one of the Company’s directors serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are related to certain financing, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $52 (2011 - $60) of charges for the three months ended March 31, 2012 from its equity investee which are recorded to operating expenses.  A total of $nil (December 31, 2011 - $4) is included in accounts payable at March 31, 2012 for amounts owing to the Company’s equity investee.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $588 (2011 - $521) were incurred for the three months ended March 31, 2012 and are recorded to operating expenses.  Amounts included in accounts payable at March 31, 2012 total $63 (December 31, 2011 - $18)

The Company has incurred consulting fees from one of its directors.  For the three months ended March 31, 2012 these fees totaled $195 (2011 - $nil).  The Company is contractually obligated to continue payment of these consulting fees through June 2012.  This consulting arrangement may continue for a period beyond June 30, 2012.

All related party transactions are recorded at the exchange amounts.

14.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	March 31, 2012	December 31, 2011
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$837	$220
Current - foreign currency exchange agreements	$—	$289
Long-term - foreign currency exchange agreements	$—	$69
Long-term - interest rate swaps	$1	$5

Derivatives designated in a hedging relationship
Current - commodity swaps	$3,189	$1,463
Long-term - commodity swaps	$628	$575

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$1,161	$1,492
Current - foreign currency exchange agreements	$13	$—

Derivatives designated in a hedging relationship
Current - interest rate swaps	$2,300	$1,993
Long-term - interest rate swaps	$2,078	$2,106

The following tables outline the hierarchical measurement categories for various financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2012 and at December 31, 2011:

			March 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$11,000	$—	$—	$11,000
Funded landfill post-closure costs	$9,424	$—	$—	$9,424
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,817	$3,817
Other assets - commodity swaps	$—	$—	$837	$837
Other assets - interest rate swaps	$—	$1	$—	$1
Other liabilities - interest rate swaps (designated in a hedging relationship)	$—	$(4,378)	$—	$(4,378)
Other liabilities - interest rate swaps	$—	$(1,161)	$—	$(1,161)
Other liabilities - foreign currency exchange agreements	$—	$(13)	$—	$(13)
	$20,424	$(5,551)	$4,654	$19,527

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

			December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$14,143	$—	$—	$14,143
Funded landfill post-closure costs	$9,200	$—	$—	$9,200
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$2,038	$2,038
Other assets - commodity swaps	$—	$—	$220	$220
Other assets - interest rate swaps	$—	$5	$—	$5
Other assets - foreign currency exchange agreements	$—	$358	$—	$358
Other liabilities - interest rate swaps (designated in a hedging relationship)	$—	$(4,099)	$—	$(4,099)
Other liabilities - interest rate swaps	$—	$(1,492)	$—	$(1,492)
	$23,343	$(5,228)	$2,258	$20,373

The following table outlines the change in fair value for recurring Level 3 fair value measurements for the periods ended March 31, 2012 and 2011:

	Three months ended March 31
Significant unobservable inputs (Level 3)	2012	2011

Balance, beginning of year	$2,258	$3,801
Realized gains included in the statement of operations, during the period	294	222
Unrealized gains included in the statement of operations, during the period	611	1,037
Unrealized gains included in accumulated other comprehensive loss, during the period	1,779	5,029
Settlements	(294)	(222)
Foreign currency translation adjustment	6	28
Balance, end of period	$4,654	$9,895

Fair value

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes at each financial statement date using similar quotes from another financial institution.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three months ended March 31, 2012 and 2011.

	Three months ended March 31
	2012	2011

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive (loss) income, interest rate swaps	$201	$593
Other comprehensive (loss) income, commodity swaps	520	2,814
Total other comprehensive income, net of income tax	$721	$3,407

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $3,189 (December 31, 2011 - $1,463).  The timing of actual amounts reclassified to net income is dependent on the movement in diesel fuel prices in the future.  The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $2,300 (December 31, 2011 - $1,993). However, the actual amount reclassified to net income is dependent on the movement of interest rates in the future.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate against foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company.  WSI LLC has partial ownership in BFI.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving such agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, where applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is represented by the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$35,000	4.89%	0.47%	October 2007	October 2012
October 2010	$160,000	1.07%	0.24%	November 2010	July 2014
March 2011	$60,000	1.61%	0.24%	April 2011	July 2014
June 2011	$30,000	1.13%	0.24%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

November 2011	$4,100	1.0008	April 2012
November 2011	$4,100	1.0025	July 2012
November 2011	$4,000	1.0042	October 2012
November 2011	$4,000	1.0057	January 2013
February 2012	$4,000	0.9998	April 2013

The contractual maturities of the Company’s derivatives are as follows:

				March 31, 2012
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$6,305	$3,239	$3,066	$—	$—
Foreign currency exchange agreements	$20,200	$16,200	$4,000	$—	$—

Unrealized amounts recorded to net gain on financial instruments for the three months ended March 31, 2012 are as follows:

	Three months ended March 31
	2012	2011

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$14	$20
Interest rate swaps	(325)	(1,279)
Fuel hedges	(611)	(1,037)
Foreign currency exchange agreements	377	370
	$(545)	$(1,926)

15.  Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended March 31
	2012	2011
Income before income taxes and net loss from equity accounted investee
Canada	$26,038	$21,776
U.S.	10,555	18,644
	$36,593	$40,420

Current income tax expense
Canada	$9,004	$10,835
U.S.	1,421	863
	10,425	11,698
Deferred income tax (recovery) expense
Canada	(726)	(3,077)
U.S.	4,821	8,697
	4,095	5,620
Total income tax expense	$14,520	$17,318

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at March 31, 2012 and 2011.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2011 in Canada and from 1997 to 2011 in the U.S.

16.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative support function costs.  Corporate costs also include transaction and related costs and fair value changes for stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended March 31
	2012	2011
Revenues
Canada	$173,918	$171,920
U.S. south	187,407	168,175
U.S. northeast	76,950	82,755
Corporate	—	—
	$438,275	$422,850

Revenues less operating and selling, general and administration expense
Canada	$62,366	$63,707
U.S. south	51,678	51,110
U.S. northeast	15,380	20,714
Corporate	(15,782)	(18,093)
	$113,642	$117,438

Amortization
Canada	$21,999	$23,805
U.S. south	26,984	23,480
U.S. northeast	13,738	14,763
Corporate	933	771
	$63,654	$62,819

Restructuring expenses	$—	$847
Net gain on sale of capital assets	$(384)	$(1,423)

Operating income	$50,372	$55,195

				March 31, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$379,611	$350,449	$51,687	$—	$781,747
Capital assets	$302,968	$367,406	$100,950	$9,153	$780,477
Landfill assets	$222,749	$395,381	$341,769	$—	$959,899
Total Assets	$1,150,302	$1,298,539	$577,261	$48,027	$3,074,129

				December 31, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$372,596	$350,126	$51,687	$—	$774,409
Capital assets	$296,397	$364,396	$105,034	$10,231	$776,058
Landfill assets	$221,660	$397,293	$339,839	$—	$958,792
Total Assets	$1,145,143	$1,301,687	$587,931	$42,843	$3,077,604

17.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2012 and 2021.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2012, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

18.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.